EXHIBIT 77J

Reclassification of Capital Accounts:   The  Prudential
International Bond Fund, Inc. accounts for and  reports
for  distributions to shareholders in  accordance  with
the American Institute of Certified Public Accountants'
Statement of Position 93-2:  Determination, Disclosure,
and Financial Statement Presentation of Income, Capital
Gains,   and   Return  of  Capital   Distributions   by
Investment  Companies.   The effect  of  applying  this
statement  was to increase undistributed net investment
income  and increase accumulated net realized  loss  on
investments  by  $3,391,615 for foreign currency  gains
realized  and recognized during the year ended December
31,  1997.   Net investment income, net realized  gains
and net assets were not affected by this change.